UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Into the Multiverse, Inc.

Legal status of issuer

> ### Form
> Corporation
>
> ### Jurisdiction of Incorporation/Organization
> Texas
>
> ### Date of organization
> August 1, 2020

Physical address of issuer
6401 Whitemarsh Valley Walk, Austin, TX 78746

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$ 906,569.71	$315,102.07
Cash & Cash Equivalents	$ 404,243.57	$33,017.82
Accounts Receivable	$ 74,797.05	$0.00
Short-term Debt	$ 894,915.69	$437,158.72
Long-term Debt	0	$0.00
Revenues/Sales	$ 142,772.87	$998,871.71
Cost of Goods Sold	$ 54,811.43	$311,700.15
Taxes Paid	0	$0.00
Net Income	-$1,455,125.92	-$908,155.68

June 13, 2025

FORM C-AR

Into the Multiverse, Inc.



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Into the Multiverse, Inc., a Texas Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.supermush.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 13, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

      Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Into the Multiverse, Inc. (the "Company") is a Texas Corporation, formed on August 1, 2020. The Company is currently also conducting business under the name of SuperMush.

The Company is located at 6401 Whitemarsh Valley Walk, 6401 Whitemarsh Valley Walk, Austin, TX 78746.

The Company's website is www.supermush.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We make fully legal superfood supplements targeted at Gen Z/Y that are designed for on-the-go, high efficacy and great taste.

RISK FACTORS

Risks Related to the Company's Business and Industry

One co-packer for sprays and mints: Our reliance on a single co-packer for the production of our sprays and mints exposes us to the risk of supply chain disruptions, quality issues, and increased costs, which could negatively impact our operations and financial performance.
Competition: The market for our products is highly competitive, and we may not be able to effectively compete with existing and new competitors, which could result in decreased market share, revenue, and profitability.

Bans from social media: Our business is heavily reliant on social media platforms for marketing and promotion, and any restrictions or bans on our ability to use these platforms could negatively impact our ability to reach our target audience and generate revenue.

Reliance on TikTok: Our success is highly dependent on the continued popularity and effectiveness of TikTok as a marketing and promotional platform, and any changes or disruptions to the platform could negatively impact our revenue and profitability.

Someone could get sick: Our products are consumed by individuals, and any incidents of illness or injury related to our products could result in negative publicity, legal liabilities, and damage to our reputation, which could negatively impact our financial performance.

Intellectual property: not all of our products and branding are protected through intellectual property, which could pose a risk in growing market share. Additionally, protecting any intellectual property of ours may come at great cost or may too burdensome for us.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Competition: The market for our products is highly competitive, and we may not be able to effectively compete with existing and new competitors, which could result in decreased market share, revenue, and profitability.

Bans from social media: Our business is heavily reliant on social media platforms for marketing and promotion, and any restrictions or bans on our ability to use these platforms could negatively impact our ability to reach our target audience and generate revenue.

Reliance on TikTok: Our success is highly dependent on the continued popularity and effectiveness of TikTok as a marketing and promotional platform, and any changes or disruptions to the platform could negatively impact our revenue and profitability.

Someone could get sick: Our products are consumed by individuals, and any incidents of illness or injury related to our products could result in negative publicity, legal liabilities, and damage to our reputation, which could negatively impact our financial performance.

Intellectual property: not all of our products and branding are protected through intellectual property, which could pose a risk in growing market share. Additionally, protecting any intellectual property of ours may come at great cost or may too burdensome for us.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and wi ll likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no

ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members o f the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We make fully legal superfood supplements targeted at Gen Z/Y that are designed for on-the-go, high efficacy and great taste.

Co-Issuer

Legal Name: SuperMush I, a series of Wefunder SPV, LLC

Type of Business: LLC

Formed: 2021-03-15

Address: 4104 24th St., PMB 8113

Optional Address:

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number:

Contact:

Website: www.wefunder.com

Business Plan

See attached to the filed Form C.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alli Schaper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO, Into The Multiverse, Inc., June 2020 - Present; team management, fundraising, marketing, partnerships, social content, media creation, podcast host, product development, finance management

Education

The University of Texas at Austin, Master in Professional Accounting Florida State University, Bachelor's Degree, Accounting

Name

Brian Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CPO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CPO, Into The Multiverse, Inc., June 2020 - Present; operations, product development, finance management, digital marketing, supply chain

Education

Lehigh University, B.S., Materials Science and Engineering, Entrepreneurship Minor

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alli Schaper

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CEO, Into The Multiverse, Inc., June 2020 - Present; team management, fundraising, marketing, partnerships, social content, media creation, podcast host, product development, finance management

Education

The University of Texas at Austin, Master in Professional Accounting Florida State University, Bachelor's Degree, Accounting

Name

Brian Friedman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CPO, June 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and CPO, Into The Multiverse, Inc., June 2020 - Present; operations, product development, finance management, digital marketing, supply chain

Education

Lehigh University, B.S., Materials Science and Engineering, Entrepreneurship Minor

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	1,027,770
Voting Rights	One vote per share.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Other Material Terms or information.	10,000,000 authorized

Type of security	Options
Amount outstanding	92,230
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Options are exercised
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the securities issued under Regulation CF.
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$1,059,072

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new SAFE
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$1,600,000

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The SAFE issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new SAFE
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$885,000

Type of security	Convertible Notes
Amount outstanding	1
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	
Value of SAFE or Convertible Notes	$250,000

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	InAdvance Cap
Amount outstanding	$150,000.00
Interest rate and payment schedule	2% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	March 1, 2025
Other material terms	

Type of debt	Loan
Name of creditor	Ember Company
Amount outstanding	$150,000.00
Interest rate and payment schedule	16% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	November 24, 2024
Other material terms	

The total amount of outstanding debt of the company is $300,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$1,600,000.00	General operations	January 1, 2022	Section 4(a)(2)
Convertible Notes		$250,000.00	General operations	June 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$885,500.00	General operations	January 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$158,572.00	Working capital	June 2, 2023	Regulation CF

Ownership

102 angel and vc investors raised ~$5M. all SAFE notes

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Brian Friedman	43.8%
Alli Schaper	43.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We've achieved profitable growth metrics. We redefined how CPG brands market their products by collaborating with Sofi Tukker & The Knocks for our recent WET DISCO merch drop. Both artists loved the mission of SuperMush and mental health, setting the stage for even larger collaborations. SuperMush Gummies have outperformed our original projections and are now making up 80% of our sales. The best seller is Sex Gummies, making up over 30% of our sales.

SuperMush expects to achieve profitability within the next four months, driven by rapid retail expansion and improved margins. We're now in over 1,500 stores nationwide, including Target, Sprouts, and Urban Outfitters, with sales outperforming expectations. Management is focused on accelerating sell-through with strategic marketing, launching new high-margin SKUs, and scaling our Amazon and DTC channels. A recent transition to a more efficient U.S. manufacturer has improved margins to 89%, while operational hires and streamlined logistics ensure sustainable, profitable growth moving forward.

Liquidity and Capital Resources

On January 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,600,000.00.

On June 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $250,000.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $885,500.00.

On June 2, 2023 the Company conducted an offering pursuant to Regulation CF and raised $158,572.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alli Schaper
(Signature)

Alli Schaper
(Name)

CEO and Co-Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022	Jul 2022
Income						
4000 Revenue						
4001 Supermush Income						
Total 4001 Supermush Income	$ 17,049.05	$ 31,213.75	$ 44,634.26	$ 68,838.25	$ 74,922.90	$ 154,364.64
4002 Multiverse Income						
Total 4002 Multiverse Income	$ 8,771.03	$ 9,539.97	$ 9,534.58	$ 8,016.03	$ 8,263.29	$ 10,874.43
4006 Returns						
4007 Retail Income						
Total 4000 Revenue	$ 27,999.44	$ 44,546.32	$ 58,269.24	$ 81,344.28	$ 84,785.59	$ 166,489.47
Uncategorized Income						
Total Income	$ 27,999.44	$ 44,546.32	$ 58,269.24	$ 81,344.28	$ 84,785.59	$ 166,489.47
Total Cost of Goods Sold	$ 11,743.19	$ 19,917.35	$ 18,351.22	$ 23,970.68	$ 25,134.05	$ 47,850.72
Gross Profit	$ 16,256.25	$ 24,628.97	$ 39,918.02	$ 57,373.60	$ 59,651.54	$ 118,638.75
Expenses						
6000 Advertising & Marketing						
Total 6000 Advertising & Marketing	$ 39,129.71	$ 94,292.71	$ 88,053.48	$ 115,652.04	$ 119,916.74	$ 142,066.45
6100 Payroll Expenses						
Total 6100 Payroll Expenses	$ 43,772.62	$ 52,523.47	$ 39,528.47	$ 38,910.87	$ 35,383.12	$ 42,612.67
6200 Legal & Professional Fees						
Total 6200 Legal & Professional Fees	$ 10,991.50	$ 3,958.34	$ 1,072.51	$ 3,530.50	$ 5,814.46	$ 231.00
6300 Selling & Logistics						
Total 6300 Selling & Logistics	$ 12,270.20	$ 16,996.49	$ 20,106.99	$ 23,465.50	$ 28,463.55	$ 32,756.65
6400 Office/General Administrative Expense						
Total 6400 Office/General Administrative Expense	$ 13,227.73	$ 29,355.68	$ 21,317.16	$ 15,419.24	$ 21,460.28	$ 15,417.01
9000 Uncategorized Expense						
Contract labor						
Insurance						

Liability insurance						
Total Insurance	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Office expenses						
Office supplies						
Total Office expenses	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Utilities						
Total Utilities	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Expenses	$ 119,391.76	$ 197,126.69	$ 170,078.61	$ 196,978.15	$ 211,038.15	$ 233,083.78
Net Operating Income	-$ 103,135.51	-$ 172,497.72	-$ 130,160.59	-$ 139,604.55	-$ 151,386.61	-$ 114,445.03
Other Income						
8200 Other Income						
8201 Other Income						
8202 Interest Income						
Total 8200 Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Total Other Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Other Expenses						
8300 Other Expense						
Total 8300 Other Expense	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
Amortization expenses						
Depreciation	130.15	130.15	130.15	130.15	130.15	130.15
Total Other Expenses	$ 130.15	$ 130.15	$ 130.15	$ 130.15	$ 130.15	$ 130.15
Net Other Income	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15	-$ 130.15
Net Income	-$ 103,265.66	-$ 172,627.87	-$ 130,290.74	-$ 139,734.70	-$ 151,516.76	-$ 114,575.18

Into the M
Profit and L
February 20

Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023
$ 118,892.53	$ 123,026.65	$ 97,010.52	$ 145,773.64	$ 83,537.42	$ 57,102.85	$ 37,034.20	$ 35,763.13	$ 24,506.89	$ 30,585.02	$ 67,310.45
$ 7,778.54	$ 7,224.18	$ 7,295.90	$ 8,118.10	$ 4,972.93	$ 3,357.27	$ 2,188.38	$ 4,828.31	$ 1,948.75	$ 1,246.66	$ 5,332.95
$ 130,980.47	$ 137,704.63	$ 109,363.02	$ 157,082.69	$ 91,922.80	$ 79,520.59	$ 55,731.89	$ 56,225.51	$ 32,150.72	$ 38,500.99	$ 86,677.45
	1,691.46	2,430.19								
$ 130,980.47	$ 139,396.09	$ 111,793.21	$ 157,082.69	$ 91,922.80	$ 79,520.59	$ 55,731.89	$ 56,225.51	$ 32,150.72	$ 38,500.99	$ 86,677.45
$ 46,265.30	$ 40,005.81	$ 35,360.06	$ 45,119.29	$ 38,071.58	$ 20,841.32	$ 12,859.67	$ 14,456.05	$ 9,046.03	$ 10,483.94	$ 21,879.13
$ 84,715.17	$ 99,390.28	$ 76,433.15	$ 111,963.40	$ 53,851.22	$ 58,679.27	$ 42,872.22	$ 41,769.46	$ 23,104.69	$ 28,017.05	$ 64,798.32
$ 153,181.38	$ 191,886.31	$ 131,899.50	$ 148,880.86	$ 79,288.87	$ 35,095.21	$ 38,176.48	$ 43,350.46	$ 20,787.38	$ 27,052.39	$ 58,418.67
$ 36,853.73	$ 51,170.37	$ 42,626.68	$ 45,021.61	$ 30,059.98	$ 24,294.32	$ 20,622.37	$ 26,226.74	$ 26,687.33	$ 23,245.96	$ 22,952.63
$ 5,380.00	$ 40,807.43	$ 3,821.80	$ 11,976.99	$ 12,945.19	$ 11,892.02	$ 11,647.30	$ 11,668.21	$ 10,820.30	$ 14,311.49	$ 18,715.70
$ 43,578.29	$ 46,280.25	$ 31,514.20	$ 36,993.69	$ 38,704.97	$ 34,773.66	$ 20,654.81	$ 21,015.17	$ 16,854.74	$ 15,668.58	$ 32,745.43
$ 18,599.27	$ 20,523.30	$ 17,344.60	$ 15,460.51	$ 11,080.16	$ 12,896.74	$ 8,177.85	$ 9,253.83	$ 8,317.14	$ 10,343.08	$ 12,405.95

						3,267.00	3,316.50	3,316.50		
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 3,267.00	$ 3,316.50	$ 3,316.50	$ 0.00	$ 0.00
		-100.00								
$ 0.00	$ 0.00	-$ 100.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 257,592.67	$ 350,667.66	$ 227,106.78	$ 258,333.66	$ 172,079.17	$ 118,951.95	$ 102,545.81	$ 114,830.91	$ 86,783.39	$ 90,621.50	$ 145,238.38
-$ 172,877.50	-$ 251,277.38	-$ 150,673.63	-$ 146,370.26	-$ 118,227.95	-$ 60,272.68	-$ 59,673.59	-$ 73,061.45	-$ 63,678.70	-$ 62,604.45	-$ 80,440.06
			2,100.00	1,683.91						15,000.00
$ 0.00	$ 0.00	$ 0.00	$ 2,100.00	$ 1,683.91	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 15,000.00
$ 0.00	$ 0.00	$ 0.00	$ 2,100.00	$ 1,683.91	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 15,000.00
	214.50		331.50	381.00		136.50		261.00		
$ 0.00	$ 1,568.67	$ 1,354.16	$ 1,685.66	$ 3,860.16	$ 1,854.16	$ 3,390.66	$ 2,754.16	$ 3,015.16	$ 5,754.16	$ 3,754.16
		392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22
130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15
$ 130.15	$ 1,698.82	$ 1,876.53	$ 2,208.03	$ 4,382.53	$ 2,376.53	$ 3,913.03	$ 3,276.53	$ 3,537.53	$ 6,276.53	$ 4,276.53
-$ 130.15	-$ 1,698.82	-$ 1,876.53	-$ 108.03	-$ 2,698.62	-$ 2,376.53	-$ 3,913.03	-$ 3,276.53	-$ 3,537.53	-$ 6,276.53	$ 10,723.47
-$ 173,007.65	-$ 252,976.20	-$ 152,550.16	-$ 146,478.29	-$ 120,926.57	-$ 62,649.21	-$ 63,586.62	-$ 76,337.98	-$ 67,216.23	-$ 68,880.98	-$ 69,716.59

lultiverse Inc
Loss by Month
)22 - March 2025

	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Jan 2024	Feb 2024	Mar 2024	Apr 2024	May 2024
	$ 47,164.18	$ 63,049.78	$ 80,129.06	$ 78,858.87	$ 134,964.83	$ 148,974.74	$ 117,357.61	$ 83,510.49	$ 77,097.59	$ 100,237.69	$ 94,992.88
	$ 307.26	$ 505.29	$ 964.50	$ 432.21	$ 622.32	$ 1,498.99	$ 383.86	$ 940.01	$ 497.69	-$ 122.73	-$ 404.89
	$ 52,490.73	$ 75,326.08	$ 102,019.40	$ 99,464.98	$ 149,379.23	$ 170,902.91	$ 139,907.98	$ 106,137.73	$ 107,777.45	$ 119,357.69	$ 121,657.00
	$ 52,490.73	$ 75,326.08	$ 102,019.40	$ 99,464.98	$ 149,379.23	$ 170,902.91	$ 139,907.98	$ 106,137.73	$ 107,777.45	$ 119,357.69	$ 121,657.00
	$ 19,912.60	$ 32,956.98	$ 25,337.11	$ 24,992.33	$ 42,237.08	$ 159,760.07	$ 42,071.05	$ 34,482.47	$ 38,641.03	$ 39,631.13	$ 39,298.99
	$ 32,578.13	$ 42,369.10	$ 76,682.29	$ 74,472.65	$ 107,142.15	$ 11,142.84	$ 97,836.93	$ 71,655.26	$ 69,136.42	$ 79,726.56	$ 82,358.01
	$ 39,056.84	$ 65,215.54	$ 54,471.87	$ 61,204.45	$ 77,939.65	$ 72,663.87	$ 75,887.18	$ 80,052.45	$ 53,354.52	$ 91,676.90	$ 73,954.44
	$ 25,617.70	$ 24,558.84	$ 25,796.17	$ 26,558.56	$ 28,465.24	$ 24,948.79	$ 3,270.34	$ 23,996.02	$ 19,491.80	$ 24,142.67	$ 34,174.74
	$ 13,652.29	$ 12,686.05	$ 6,779.80	$ 11,140.43	$ 15,979.55	$ 7,814.80	$ 14,229.12	$ 14,043.36	$ 8,517.30	$ 8,690.25	$ 21,183.50
	$ 18,427.71	$ 28,887.87	$ 31,398.45	$ 36,795.45	$ 41,112.41	$ 75,957.73	$ 33,959.02	$ 22,486.20	$ 59,022.42	$ 57,792.72	$ 57,941.44
	$ 11,003.43	$ 11,929.53	$ 7,570.71	$ 9,901.43	$ 12,741.00	$ 7,961.96	$ 10,018.27	$ 16,685.04	$ 19,217.32	$ 31,660.48	$ 28,652.81
		0.00	0.00	0.00							

$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 107,757.97	$ 143,277.83	$ 126,017.00	$ 145,600.32	$ 176,237.85	$ 189,347.15	$ 137,363.93	$ 157,263.07	$ 159,603.36	$ 213,963.02	$ 215,906.93
-$ 75,179.84	-$ 100,908.73	-$ 49,334.71	-$ 71,127.67	-$ 69,095.70	-$ 178,204.31	-$ 39,527.00	-$ 85,607.81	-$ 90,466.94	-$ 134,236.46	-$ 133,548.92
							2,482.82			301.03
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,482.82	$ 0.00	$ 0.00	$ 301.03
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,482.82	$ 0.00	$ 0.00	$ 301.03
216.00		25.50					156.00			
$ 4,370.26	$ 4,154.13	$ 5,700.50	$ 8,606.00	$ 7,224.72	$ 11,570.72	$ 8,215.32	$ 9,185.95	$ 10,303.65	$ 6,474.24	$ 5,625.95
392.32	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22
197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35
$ 4,959.93	$ 4,743.70	$ 6,290.07	$ 9,195.57	$ 7,814.29	$ 12,160.29	$ 8,804.89	$ 9,775.52	$ 10,893.22	$ 7,063.81	$ 6,215.52
-$ 4,959.93	-$ 4,743.70	-$ 6,290.07	-$ 9,195.57	-$ 7,814.29	-$ 12,160.29	-$ 8,804.89	-$ 7,292.70	-$ 10,893.22	-$ 7,063.81	-$ 5,914.49
-$ 80,139.77	-$ 105,652.43	-$ 55,624.78	-$ 80,323.24	-$ 76,909.99	-$ 190,364.60	-$ 48,331.89	-$ 92,900.51	-$ 101,360.16	-$ 141,300.27	-$ 139,463.41

	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024	Jan 2025	Feb 2025	Mar 2025	Total
											0.00
											0.00
	$ 76,974.49	$ 65,522.48	$ 92,365.06	$ 105,761.02	$ 68,746.30	$ 79,617.64	$ 69,115.50	$ 49,402.96	$ 34,503.30	$ 32,167.23	$ 2,912,079.85
											0.00
	$ 508.39	$ 223.87	-$ 842.64	$ 310.33	$ 437.11	$ 1,435.25	-$ 510.09	$ 374.75	$ 195.62	$ 357.63	$ 117,406.03
									-91.20	-909.37	-1,000.57
											0.00
	$ 97,112.31	$ 85,153.17	$ 130,575.05	$ 160,267.61	$ 147,834.44	$ 140,151.72	$ 142,772.87	$ 184,725.70	$ 140,307.35	$ 197,467.87	$ 4,110,084.37
											4,121.65
	$ 97,112.31	$ 85,153.17	$ 130,575.05	$ 160,267.61	$ 147,834.44	$ 140,151.72	$ 142,772.87	$ 184,725.70	$ 140,307.35	$ 197,467.87	$ 4,114,206.02
	$ 33,557.22	$ 28,013.95	$ 42,353.95	$ 54,371.74	$ 44,384.34	$ 35,966.43	$ 54,811.43	$ 50,563.46	$ 39,941.90	$ 27,466.22	$ 1,352,106.87
	$ 63,555.09	$ 57,139.22	$ 88,221.10	$ 105,895.87	$ 103,450.10	$ 104,185.29	$ 87,961.44	$ 134,162.24	$ 100,365.45	$ 170,001.65	$ 2,762,099.15
											0.00
	$ 75,438.52	$ 66,317.34	$ 96,227.67	$ 108,662.33	$ 101,520.08	$ 94,095.86	$ 140,374.21	$ 65,155.09	$ 67,092.80	$ 6,873.10	$ 3,094,363.35
											0.00
	$ 34,405.98	$ 37,611.88	$ 33,180.14	$ 30,324.58	$ 31,140.87	$ 30,866.62	$ 29,065.38	$ 30,731.28	$ 20,023.46	$ 14,616.64	$ 1,155,480.64
											0.00
	$ 29,029.91	$ 32,659.19	$ 34,552.19	$ 19,627.30	$ 23,887.30	$ 19,806.29	$ 19,938.14	$ 18,394.71	$ 14,863.21	$ 9,767.06	$ 536,826.49
											0.00
	$ 30,970.27	$ 30,939.04	$ 35,763.77	$ 40,082.53	$ 47,168.86	$ 30,280.45	$ 30,665.20	$ 25,787.44	$ 19,349.45	$ 19,458.95	$ 1,247,090.55
											0.00
	$ 15,098.71	$ 25,768.42	$ 15,867.21	$ 12,060.68	$ 29,234.85	$ 25,862.30	$ 24,574.29	$ 12,706.31	$ 14,000.14	$ 13,638.88	$ 616,753.30
										20,400.00	20,400.00
										672.32	672.32
											0.00

										9,900.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 9,900.00
										0.00
										-100.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	-$ 100.00
										0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 736.00	$ 0.00	$ 0.00	$ 0.00	$ 736.00
$ 184,943.39	$ 193,295.87	$ 215,590.98	$ 210,757.42	$ 232,951.96	$ 200,911.52	$ 245,353.22	$ 152,774.83	$ 135,329.06	$ 85,426.95	$ 6,682,122.65
-$ 121,388.30	-$ 136,156.65	-$ 127,369.88	-$ 104,861.55	-$ 129,501.86	-$ 96,726.23	-$ 157,391.78	-$ 18,612.59	-$ 34,963.61	$ 84,574.70	-$ 3,920,023.50
										0.00
				49,811.69						71,379.45
1.03	1.78	1.55	0.15	0.04	0.03	0.33	1.27			6.18
$ 1.03	$ 1.78	$ 1.55	$ 0.15	$ 49,811.73	$ 0.03	$ 0.33	$ 1.27	$ 0.00	$ 0.00	$ 71,385.63
$ 1.03	$ 1.78	$ 1.55	$ 0.15	$ 49,811.73	$ 0.03	$ 0.33	$ 1.27	$ 0.00	$ 0.00	$ 71,385.63
										1,722.00
$ 6,120.90	$ 6,625.81	$ 17,950.51	$ 15,761.49	$ 16,310.41	$ 22,431.71	$ 18,862.21	$ 27,834.37	$ 14,186.88	$ 26,656.00	$ 283,162.84
392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	11,766.70
197.35	197.35	197.35	197.35	197.35	197.35	197.35	100.53	100.53	100.51	6,066.42
$ 6,710.47	$ 7,215.38	$ 18,540.08	$ 16,351.06	$ 16,899.98	$ 23,021.28	$ 19,451.78	$ 28,327.12	$ 14,679.63	$ 27,148.73	$ 300,995.96
-$ 6,709.44	-$ 7,213.60	-$ 18,538.53	-$ 16,350.91	$ 32,911.75	-$ 23,021.25	-$ 19,451.45	-$ 28,325.85	-$ 14,679.63	-$ 27,148.73	-$ 229,610.33
-$ 128,097.74	-$ 143,370.25	-$ 145,908.41	-$ 121,212.46	-$ 96,590.11	-$ 119,747.48	-$ 176,843.23	-$ 46,938.44	-$ 49,643.24	$ 57,425.97	-$ 4,149,633.83

-$ 39,155.71

Into the Multiverse Inc
Balance Sheet
As of March 31, 2025

	Feb - Dec, 2022	Jan - Dec 2023	Jan - Dec 2024	Jan - Mar, 2025
ASSETS				
Current Assets				
Bank Accounts				
1000 First Republic - Checking - 0878	38,510.27	-156.96	0.00	0.00
1001 Paypal	739.90	136.89	5,989.09	428.18
1002 Chase Checking - 0878		0.00	276,855.38	14,763.66
1003 Chase Checking - 7006		0.00	0.00	0.00
1004 Chase Checking - 6306				97,122.06
1005 Chase Checking - 7627		0.00	121,399.10	0.00
Total Bank Accounts	**$ 39,250.17**	**-$ 20.07**	**$ 404,243.57**	**$ 112,313.90**
Accounts Receivable				
Accounts Receivable (A/R)		0.00	74,797.05	213,228.84
Total Accounts Receivable	**$ 0.00**	**$ 0.00**	**$ 74,797.05**	**$ 213,228.84**
Other Current Assets				
1300 Clearing Accounts		0.00	0.00	0.00
1301 Shopify Payment Clearing - Supermush	3,426.25	7,177.31	4,934.16	3,808.10
1302 Shopify Payment Clearing - Multiverse	1,019.81	349.87	128.71	178.15
1303 Income Clearing	724.90	10,046.20	906.26	8,413.84
1304 PayPal Clearing	0.00	0.00	0.00	-312.54
1305 Erewhon Clearing	460.80	130.00	0.00	0.00
1306 Microdosing Collective - Stripe Clearing	0.00	0.00	0.00	0.00
1307 Bulletin Clearing	590.05	1,426.62	1,274.40	1,274.40
1308 Faire Clearing	1,158.72	13,386.52	2,235.35	7,131.03
1309 Abound Clearing	0.00	0.00	0.00	0.00
1310 Amazon Seller Central Clearing	0.00	0.00	986.10	-2,876.31
1311 Authorize.net Clearing		0.00	0.00	0.00
1312 TikTok Shop Clearing		0.00	4,146.94	5,405.77

1313 Afterpay clearing			0.00		0.00		65.79
Thrive Market Clearing			0.00		2,200.90		344.10
Total 1300 Clearing Accounts	$	7,380.53	$	32,516.52	$	16,812.82	$	23,432.33
1500 Inventory			0.00		0.00		0.00
1501 Prepaid Inventory			0.00		45,672.74		0.00
1502 Finished Good Inventory		158,855.33		141,445.78		170,680.54		164,119.82
1503 Packaging Inventory		40,424.01		22,826.36		13,190.46		13,190.46
1504 Raw Materials Inventory		57,402.71		24,611.41		24,517.19		65,554.48
Total 1500 Inventory	$	256,682.05	$	188,883.55	$	254,060.93	$	242,864.76
1700 Prepaid Expenses		5,228.68		13,130.62		2,576.04		0.00
1900 Current Assets			0.00		0.00		0.00
1901 Loans to Shareholder - Alli Schaper		0.00		0.00		44,187.07		46,512.07
1902 Loans to Shareholder - Brian Friedman		0.00		0.00		0.00		0.00
Total 1900 Current Assets	$	0.00	$	0.00	$	44,187.07	$	46,512.07
Total Other Current Assets	$	269,291.26	$	234,530.69	$	317,636.86	$	312,809.16
Total Current Assets	$	308,541.43	$	234,510.62	$	796,677.48	$	638,351.90
Fixed Assets							
1800 Fixed Assets			0.00		0.00		0.00
1801 Property Plant & Equipment		2,000.00		2,000.00		2,000.00		2,000.00
1803 Fixed Asset Computers		3,485.67		5,904.70		5,904.70		5,904.70
Digital Assets		23,533.00		23,533.00		23,533.00		23,533.00
Total 1800 Fixed Assets	$	29,018.67	$	31,437.70	$	31,437.70	$	31,437.70
Accumulated amortization		-1,176.66		-5,883.40		-10,590.04		-11,766.70
Accumulated depreciation		-1,795.13		-3,760.13		-6,128.33		-6,429.90
Total Fixed Assets	$	26,046.88	$	21,794.17	$	14,719.33	$	13,241.10
Other Assets							
Prepaid Interest		10,833.35		29,050.54		95,172.90		56,941.16
Total Other Assets	$	10,833.35	$	29,050.54	$	95,172.90	$	56,941.16
TOTAL ASSETS	$	345,421.66	$	285,355.33	$	906,569.71	$	708,534.16

LIABILITIES AND EQUITY

Liabilities

Current Liabilities				
Accounts Payable				
Accounts Payable (A/P)	119,736.61	46,220.02	0.00	0.00
Total Accounts Payable	$ 119,736.61	$ 46,220.02	$ 0.00	$ 0.00
Credit Cards				
2200 Brex - Credit Card	4,523.03	23.39	9,689.81	18,186.17
Bill Credit Card		0.00	0.00	34.54
Chase - Credit Card - 1095		0.00	29,467.79	26,512.38
Chase - Credit Card - 8131		34,265.18	16,598.84	16,598.84
Ramp Credit Card - 8104		0.00	19,088.38	39,968.20
Total Credit Cards	$ 4,523.03	$ 34,288.57	$ 74,844.82	$ 101,300.13
Other Current Liabilities				
2100 Current Liabilities		0.00	0.00	0.00
2103 Shopify Capital Loan	82,469.44	26,105.11	10,705.95	0.00
2104 Shopify Loan 2		0.00	92,660.00	69,256.95
Advance Service Group Loan		93,006.32	378,711.22	270,864.76
Chase - Business Line of Credit		0.00	118,808.48	128,278.50
Deferred Revenue	26,481.34	0.00	26,963.76	0.00
Ember Fund Working Capital		165,750.00	0.00	0.00
Intuit Loan		45,122.20	0.00	0.00
Loan Payable Clearco		0.00	6,324.68	2,898.79
Loan Payable Wayflyer		0.00	131,273.70	62,237.48
Total 2100 Current Liabilities	$ 108,950.78	$ 329,983.63	$ 765,447.79	$ 533,536.48
2101 Current LiabilitiesLoans from Shareholder - Alli Schaper	0.00	0.00	0.00	0.00
2302 Accrued Expenses	18,000.00	41,560.04	36,662.04	0.00
2303 Sales Tax Payable	3,558.26	7,084.60	2,702.54	2,914.40
2304 Gift Card Liability	1,579.12	8,508.81	15,258.50	15,258.50
Other Current Liabilities		22,618.98	0.00	0.00
PayPal Working Capital	26,676.62	6,394.07	0.00	0.00
Total Other Current Liabilities	$ 158,764.78	$ 416,150.13	$ 820,070.87	$ 551,709.38
Total Current Liabilities	$ 283,024.42	$ 496,658.72	$ 894,915.69	$ 653,009.51

Total Liabilities	$	283,024.42	$	496,658.72	$	894,915.69	$	653,009.51
Equity								
3000 SAFE Note (Consolidated)		2,659,970.00		3,236,992.68		4,975,326.01		5,050,326.01
Opening Balance Equity		0.00		0.00		0.00		11.21
Owner's Draw				0.00		-28,000.00		-28,000.00
Retained Earnings		-837,043.21		-2,597,572.76		-3,594,975.18		-5,050,101.10
Treasury Stock				0.00		-32,250.00		-32,250.00
WeFunder Investment				146,679.11		146,679.11		146,679.11
Net Income		-1,760,529.55		-997,402.42		-1,455,125.92		-128,262.64
Total Equity	$	62,397.24	-$	211,303.39	$	11,654.02	-$	41,597.41
TOTAL LIABILITIES AND EQUITY	$	345,421.66	$	285,355.33	$	906,569.71	$	611,412.10

	Feb 2022	Mar 2022	Apr 2022	May 2022	Jun 2022
Income					
4000 Revenue					
4001 Supermush Income					
Total 4001 Supermush Income	$ 17,049.05	$ 31,213.75	$ 44,634.26	$ 68,838.25	$ 74,922.90
4002 Multiverse Income					
Total 4002 Multiverse Income	$ 8,771.03	$ 9,539.97	$ 9,534.58	$ 8,016.03	$ 8,263.29
4006 Returns					
4007 Retail Income					
Total 4000 Revenue	$ 27,999.44	$ 44,546.32	$ 58,269.24	$ 81,344.28	$ 84,785.59
Uncategorized Income					
Total Income	$ 27,999.44	$ 44,546.32	$ 58,269.24	$ 81,344.28	$ 84,785.59
Total Cost of Goods Sold	$ 11,743.19	$ 19,917.35	$ 18,351.22	$ 23,970.68	$ 25,134.05
Gross Profit	$ 16,256.25	$ 24,628.97	$ 39,918.02	$ 57,373.60	$ 59,651.54
Expenses					
6000 Advertising & Marketing					
Total 6000 Advertising & Marketing	$ 39,129.71	$ 94,292.71	$ 88,053.48	$ 115,652.04	$ 119,916.74
6100 Payroll Expenses					
Total 6100 Payroll Expenses	$ 43,772.62	$ 52,523.47	$ 39,528.47	$ 38,910.87	$ 35,383.12
6200 Legal & Professional Fees					
Total 6200 Legal & Professional Fees	$ 10,991.50	$ 3,958.34	$ 1,072.51	$ 3,530.50	$ 5,814.46
6300 Selling & Logistics					
Total 6300 Selling & Logistics	$ 12,270.20	$ 16,996.49	$ 20,106.99	$ 23,465.50	$ 28,463.55
6400 Office/General Administrative Expense					
Total 6400 Office/General Administrative Expense	$ 13,227.73	$ 29,355.68	$ 21,317.16	$ 15,419.24	$ 21,460.28
9000 Uncategorized Expense					
Contract labor					
Insurance					

Liability insurance									
Total Insurance	$	0.00	$	0.00	$	0.00	$	0.00	$	0.00
Office expenses									
Office supplies									
Total Office expenses	$	0.00	$	0.00	$	0.00	$	0.00	$	0.00
Utilities									
Total Utilities	$	0.00	$	0.00	$	0.00	$	0.00	$	0.00
Total Expenses	$	119,391.76	$	197,126.69	$	170,078.61	$	196,978.15	$	211,038.15
Net Operating Income	-$	103,135.51	-$	172,497.72	-$	130,160.59	-$	139,604.55	-$	151,386.61
Other Income									
8200 Other Income									
8201 Other Income									
8202 Interest Income									
Total 8200 Other Income	$	0.00	$	0.00	$	0.00	$	0.00	$	0.00
Total Other Income	$	0.00	$	0.00	$	0.00	$	0.00	$	0.00
Other Expenses									
8300 Other Expense									
Total 8300 Other Expense	$	0.00	$	0.00	$	0.00	$	0.00	$	0.00
Amortization expenses									
Depreciation		130.15		130.15		130.15		130.15		130.15
Total Other Expenses	$	130.15	$	130.15	$	130.15	$	130.15	$	130.15
Net Other Income	-$	130.15	-$	130.15	-$	130.15	-$	130.15	-$	130.15
Net Income	-$	103,265.66	-$	172,627.87	-$	130,290.74	-$	139,734.70	-$	151,516.76

	Jul 2022	Aug 2022	Sep 2022	Oct 2022	Nov 2022	Dec 2022	Jan 2023	Feb 2023	Mar 2023	Apr 2023
$	154,364.64	$ 118,892.53	$ 123,026.65	$ 97,010.52	$ 145,773.64	$ 83,537.42	$ 57,102.85	$ 37,034.20	$ 35,763.13	$ 24,506.89
$	10,874.43	$ 7,778.54	$ 7,224.18	$ 7,295.90	$ 8,118.10	$ 4,972.93	$ 3,357.27	$ 2,188.38	$ 4,828.31	$ 1,948.75
$	166,489.47	$ 130,980.47	$ 137,704.63	$ 109,363.02	$ 157,082.69	$ 91,922.80	$ 79,520.59	$ 55,731.89	$ 56,225.51	$ 32,150.72
			1,691.46	2,430.19						
$	166,489.47	$ 130,980.47	$ 139,396.09	$ 111,793.21	$ 157,082.69	$ 91,922.80	$ 79,520.59	$ 55,731.89	$ 56,225.51	$ 32,150.72
$	47,850.72	$ 46,265.30	$ 40,005.81	$ 35,360.06	$ 45,119.29	$ 38,071.58	$ 20,841.32	$ 12,859.67	$ 14,456.05	$ 9,046.03
$	118,638.75	$ 84,715.17	$ 99,390.28	$ 76,433.15	$ 111,963.40	$ 53,851.22	$ 58,679.27	$ 42,872.22	$ 41,769.46	$ 23,104.69
$	142,066.45	$ 153,181.38	$ 191,886.31	$ 131,899.50	$ 148,880.86	$ 79,288.87	$ 35,095.21	$ 38,176.48	$ 43,350.46	$ 20,787.38
$	42,612.67	$ 36,853.73	$ 51,170.37	$ 42,626.68	$ 45,021.61	$ 30,059.98	$ 24,294.32	$ 20,622.37	$ 26,226.74	$ 26,687.33
$	231.00	$ 5,380.00	$ 40,807.43	$ 3,821.80	$ 11,976.99	$ 12,945.19	$ 11,892.02	$ 11,647.30	$ 11,668.21	$ 10,820.30
$	32,756.65	$ 43,578.29	$ 46,280.25	$ 31,514.20	$ 36,993.69	$ 38,704.97	$ 34,773.66	$ 20,654.81	$ 21,015.17	$ 16,854.74
$	15,417.01	$ 18,599.27	$ 20,523.30	$ 17,344.60	$ 15,460.51	$ 11,080.16	$ 12,896.74	$ 8,177.85	$ 9,253.83	$ 8,317.14

							3,267.00	3,316.50	3,316.50
$ 0.00	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 3,267.00**	**$ 3,316.50**	**$ 3,316.50**
			-100.00						
$ 0.00	**$ 0.00**	**$ 0.00**	**-$ 100.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
$ 0.00	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
$ 233,083.78	**$ 257,592.67**	**$ 350,667.66**	**$ 227,106.78**	**$ 258,333.66**	**$ 172,079.17**	**$ 118,951.95**	**$ 102,545.81**	**$ 114,830.91**	**$ 86,783.39**
-$ 114,445.03	**-$ 172,877.50**	**-$ 251,277.38**	**-$ 150,673.63**	**-$ 146,370.26**	**-$ 118,227.95**	**-$ 60,272.68**	**-$ 59,673.59**	**-$ 73,061.45**	**-$ 63,678.70**
				2,100.00	1,683.91				
$ 0.00	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,100.00**	**$ 1,683.91**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
$ 0.00	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 2,100.00**	**$ 1,683.91**	**$ 0.00**	**$ 0.00**	**$ 0.00**	**$ 0.00**
		214.50		331.50	381.00		136.50		261.00
$ 0.00	**$ 0.00**	**$ 1,568.67**	**$ 1,354.16**	**$ 1,685.66**	**$ 3,860.16**	**$ 1,854.16**	**$ 3,390.66**	**$ 2,754.16**	**$ 3,015.16**
			392.22	392.22	392.22	392.22	392.22	392.22	392.22
130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15	130.15
$ 130.15	**$ 130.15**	**$ 1,698.82**	**$ 1,876.53**	**$ 2,208.03**	**$ 4,382.53**	**$ 2,376.53**	**$ 3,913.03**	**$ 3,276.53**	**$ 3,537.53**
-$ 130.15	**-$ 130.15**	**-$ 1,698.82**	**-$ 1,876.53**	**-$ 108.03**	**-$ 2,698.62**	**-$ 2,376.53**	**-$ 3,913.03**	**-$ 3,276.53**	**-$ 3,537.53**
-$ 114,575.18	**-$ 173,007.65**	**-$ 252,976.20**	**-$ 152,550.16**	**-$ 146,478.29**	**-$ 120,926.57**	**-$ 62,649.21**	**-$ 63,586.62**	**-$ 76,337.98**	**-$ 67,216.23**

Into the Multiverse Inc
Profit and Loss by Month
February 2022 - March 2025

	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Jan 2024	Feb 2024
$	30,585.02	67,310.45	47,164.18	63,049.78	80,129.06	78,858.87	134,964.83	148,974.74	117,357.61	83,510.49
$	1,246.66	5,332.95	307.26	505.29	964.50	432.21	622.32	1,498.99	383.86	940.01
$	38,500.99	86,677.45	52,490.73	75,326.08	102,019.40	99,464.98	149,379.23	170,902.91	139,907.98	106,137.73
$	38,500.99	86,677.45	52,490.73	75,326.08	102,019.40	99,464.98	149,379.23	170,902.91	139,907.98	106,137.73
$	10,483.94	21,879.13	19,912.60	32,956.98	25,337.11	24,992.33	42,237.08	159,760.07	42,071.05	34,482.47
$	28,017.05	64,798.32	32,578.13	42,369.10	76,682.29	74,472.65	107,142.15	11,142.84	97,836.93	71,655.26
$	27,052.39	58,418.67	39,056.84	65,215.54	54,471.87	61,204.45	77,939.65	72,663.87	75,887.18	80,052.45
$	23,245.96	22,952.63	25,617.70	24,558.84	25,796.17	26,558.56	28,465.24	24,948.79	3,270.34	23,996.02
$	14,311.49	18,715.70	13,652.29	12,686.05	6,779.80	11,140.43	15,979.55	7,814.80	14,229.12	14,043.36
$	15,668.58	32,745.43	18,427.71	28,887.87	31,398.45	36,795.45	41,112.41	75,957.73	33,959.02	22,486.20
$	10,343.08	12,405.95	11,003.43	11,929.53	7,570.71	9,901.43	12,741.00	7,961.96	10,018.27	16,685.04
			0.00	0.00	0.00					

$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 90,621.50	$ 145,238.38	$ 107,757.97	$ 143,277.83	$ 126,017.00	$ 145,600.32	$ 176,237.85	$ 189,347.15	$ 137,363.93	$ 157,263.07
-$ 62,604.45	-$ 80,440.06	-$ 75,179.84	-$ 100,908.73	-$ 49,334.71	-$ 71,127.67	-$ 69,095.70	-$ 178,204.31	-$ 39,527.00	-$ 85,607.81
	15,000.00								2,482.82
$ 0.00	$ 15,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,482.82
$ 0.00	$ 15,000.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2,482.82
	216.00			25.50					156.00
$ 5,754.16	$ 3,754.16	$ 4,370.26	$ 4,154.13	$ 5,700.50	$ 8,606.00	$ 7,224.72	$ 11,570.72	$ 8,215.32	$ 9,185.95
392.22	392.22	392.32	392.22	392.22	392.22	392.22	392.22	392.22	392.22
130.15	130.15	197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35
$ 6,276.53	$ 4,276.53	$ 4,959.93	$ 4,743.70	$ 6,290.07	$ 9,195.57	$ 7,814.29	$ 12,160.29	$ 8,804.89	$ 9,775.52
-$ 6,276.53	$ 10,723.47	-$ 4,959.93	-$ 4,743.70	-$ 6,290.07	-$ 9,195.57	-$ 7,814.29	-$ 12,160.29	-$ 8,804.89	-$ 7,292.70
-$ 68,880.98	-$ 69,716.59	-$ 80,139.77	-$ 105,652.43	-$ 55,624.78	-$ 80,323.24	-$ 76,909.99	-$ 190,364.60	-$ 48,331.89	-$ 92,900.51

	Mar 2024	Apr 2024	May 2024	Jun 2024	Jul 2024	Aug 2024	Sep 2024	Oct 2024	Nov 2024	Dec 2024
	$ 77,097.59	$ 100,237.69	$ 94,992.88	$ 76,974.49	$ 65,522.48	$ 92,365.06	$ 105,761.02	$ 68,746.30	$ 79,617.64	$ 69,115.50
	$ 497.69	-$ 122.73	-$ 404.89	$ 508.39	$ 223.87	-$ 842.64	$ 310.33	$ 437.11	$ 1,435.25	-$ 510.09
	$ 107,777.45	$ 119,357.69	$ 121,657.00	$ 97,112.31	$ 85,153.17	$ 130,575.05	$ 160,267.61	$ 147,834.44	$ 140,151.72	$ 142,772.87
	$ 107,777.45	$ 119,357.69	$ 121,657.00	$ 97,112.31	$ 85,153.17	$ 130,575.05	$ 160,267.61	$ 147,834.44	$ 140,151.72	$ 142,772.87
	$ 38,641.03	$ 39,631.13	$ 39,298.99	$ 33,557.22	$ 28,013.95	$ 42,353.95	$ 54,371.74	$ 44,384.34	$ 35,966.43	$ 54,811.43
	$ 69,136.42	$ 79,726.56	$ 82,358.01	$ 63,555.09	$ 57,139.22	$ 88,221.10	$ 105,895.87	$ 103,450.10	$ 104,185.29	$ 87,961.44
	$ 53,354.52	$ 91,676.90	$ 73,954.44	$ 75,438.52	$ 66,317.34	$ 96,227.67	$ 108,662.33	$ 101,520.08	$ 94,095.86	$ 140,374.21
	$ 19,491.80	$ 24,142.67	$ 34,174.74	$ 34,405.98	$ 37,611.88	$ 33,180.14	$ 30,324.58	$ 31,140.87	$ 30,866.62	$ 29,065.38
	$ 8,517.30	$ 8,690.25	$ 21,183.50	$ 29,029.91	$ 32,659.19	$ 34,552.19	$ 19,627.30	$ 23,887.30	$ 19,806.29	$ 19,938.14
	$ 59,022.42	$ 57,792.72	$ 57,941.44	$ 30,970.27	$ 30,939.04	$ 35,763.77	$ 40,082.53	$ 47,168.86	$ 30,280.45	$ 30,665.20
	$ 19,217.32	$ 31,660.48	$ 28,652.81	$ 15,098.71	$ 25,768.42	$ 15,867.21	$ 12,060.68	$ 29,234.85	$ 25,862.30	$ 24,574.29

$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00
$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 736.00
$ 159,603.36	$ 213,963.02	$ 215,906.93	$ 184,943.39	$ 193,295.87	$ 215,590.98	$ 210,757.42	$ 232,951.96	$ 200,911.52	$ 245,353.22
-$ 90,466.94	-$ 134,236.46	-$ 133,548.92	-$ 121,388.30	-$ 136,156.65	-$ 127,369.88	-$ 104,861.55	-$ 129,501.86	-$ 96,726.23	-$ 157,391.78
		301.03					49,811.69		
			1.03	1.78	1.55	0.15	0.04	0.03	0.33
$ 0.00	$ 0.00	$ 301.03	$ 1.03	$ 1.78	$ 1.55	$ 0.15	$ 49,811.73	$ 0.03	$ 0.33
$ 0.00	$ 0.00	$ 301.03	$ 1.03	$ 1.78	$ 1.55	$ 0.15	$ 49,811.73	$ 0.03	$ 0.33
$ 10,303.65	$ 6,474.24	$ 5,625.95	$ 6,120.90	$ 6,625.81	$ 17,950.51	$ 15,761.49	$ 16,310.41	$ 22,431.71	$ 18,862.21
392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22	392.22
197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35	197.35
$ 10,893.22	$ 7,063.81	$ 6,215.52	$ 6,710.47	$ 7,215.38	$ 18,540.08	$ 16,351.06	$ 16,899.98	$ 23,021.28	$ 19,451.78
-$ 10,893.22	-$ 7,063.81	-$ 5,914.49	-$ 6,709.44	-$ 7,213.60	-$ 18,538.53	-$ 16,350.91	$ 32,911.75	-$ 23,021.25	-$ 19,451.45
-$ 101,360.16	-$ 141,300.27	-$ 139,463.41	-$ 128,097.74	-$ 143,370.25	-$ 145,908.41	-$ 121,212.46	-$ 96,590.11	-$ 119,747.48	-$ 176,843.23

	Jan 2025		Feb 2025		Mar 2025		Total
							0.00
							0.00
$	49,402.96	$	34,503.30	$	32,167.23	$	2,912,079.85
							0.00
$	374.75	$	195.62	$	357.63	$	117,406.03
			-91.20		-909.37		-1,000.57
							0.00
$	184,725.70	$	140,307.35	$	197,467.87	$	4,110,084.37
							4,121.65
$	184,725.70	$	140,307.35	$	197,467.87	$	4,114,206.02
$	50,563.46	$	39,941.90	$	27,466.22	$	1,352,106.87
$	134,162.24	$	100,365.45	$	170,001.65	$	2,762,099.15
							0.00
$	65,155.09	$	67,092.80	$	6,873.10	$	3,094,363.35
							0.00
$	30,731.28	$	20,023.46	$	14,616.64	$	1,155,480.64
							0.00
$	18,394.71	$	14,863.21	$	9,767.06	$	536,826.49
							0.00
$	25,787.44	$	19,349.45	$	19,458.95	$	1,247,090.55
							0.00
$	12,706.31	$	14,000.14	$	13,638.88	$	616,753.30
					20,400.00		20,400.00
					672.32		672.32
							0.00

							9,900.00
$	0.00	$	0.00	$	0.00	$	9,900.00
							0.00
							-100.00
$	0.00	$	0.00	$	0.00	-$	100.00
							0.00
$	0.00	$	0.00	$	0.00	$	736.00
$	152,774.83	$	135,329.06	$	85,426.95	$	6,682,122.65
-$	18,612.59	-$	34,963.61	$	84,574.70	-$	3,920,023.50
							0.00
							71,379.45
	1.27						6.18
$	1.27	$	0.00	$	0.00	$	71,385.63
$	1.27	$	0.00	$	0.00	$	71,385.63
							1,722.00
$	27,834.37	$	14,186.88	$	26,656.00	$	283,162.84
	392.22		392.22		392.22		11,766.70
	100.53		100.53		100.51		6,066.42
$	28,327.12	$	14,679.63	$	27,148.73	$	300,995.96
-$	28,325.85	-$	14,679.63	-$	27,148.73	-$	229,610.33
-$	46,938.44	-$	49,643.24	$	57,425.97	-$	4,149,633.83

##########

Into the Multiverse Inc
Statement of Cash Flows
February 2022 - March 2025

	Feb - Dec, 2022	Jan - Dec 2023	Jan - Dec 2024	Jan - Mar, 2025
OPERATING ACTIVITIES				
Net Income	-1,657,949.78	-997,402.42	-1,455,125.92	-39,155.71
Adjustments to reconcile Net Income to Net Cash provided by operations:				
Accounts Receivable (A/R)			-74,797.05	-138,431.79
1301 Clearing Accounts:Shopify Payment Clearing - Supermush	6,568.57	-3,751.06	2,243.15	1,126.06
1302 Clearing Accounts:Shopify Payment Clearing - Multiverse	-413.15	669.94	221.16	-49.44
1303 Clearing Accounts:Income Clearing	23,630.70	-9,321.30	9,139.94	-7,507.58
1304 Clearing Accounts:PayPal Clearing	0.00	0.00	0.00	312.54
1305 Clearing Accounts:Erewhon Clearing	-460.80	330.80	130.00	
1306 Clearing Accounts:Microdosing Collective - Stripe Clearing	0.00	0.00	0.00	0.00
1307 Clearing Accounts:Bulletin Clearing	1,162.20	-836.57	152.22	
1308 Clearing Accounts:Faire Clearing	-1,158.72	-12,227.80	11,151.17	-4,895.68
1309 Clearing Accounts:Abound Clearing	0.00			
1310 Clearing Accounts:Amazon Seller Central Clearing	0.00	0.00	-986.10	3,862.41
1311 Clearing Accounts:Authorize.net Clearing			0.00	
1312 Clearing Accounts:TikTok Shop Clearing			-4,146.94	-1,258.83
1313 Clearing Accounts:Afterpay clearing			0.00	-65.79
1501 Inventory:Prepaid Inventory			-45,672.74	45,672.74
1502 Inventory:Finished Good Inventory	-166,671.86	17,409.55	-29,234.76	6,560.72
1503 Inventory:Packaging Inventory	-38,103.32	17,597.65	9,635.90	0.00
1504 Inventory:Raw Materials Inventory	-56,449.75	32,791.30	94.22	-41,037.29
1700 Prepaid Expenses	-5,228.68	-7,901.94	10,554.58	2,576.04
1901 Current Assets:Loans to Shareholder - Alli Schaper			-44,187.07	-2,325.00
Clearing Accounts:Thrive Market Clearing			-2,200.90	1,856.80
Accumulated amortization	1,176.66	4,706.74	4,706.64	1,176.66
Accumulated depreciation	1,431.65	1,965.00	2,368.20	301.57
Prepaid Interest	-10,833.35	-18,217.19	-66,122.36	38,231.74

Accounts Payable (A/P)		119,439.61		-73,516.59		-46,220.02		0.00
2200 Brex - Credit Card		-10,414.04		-4,499.64		9,666.42		8,496.36
Bill Credit Card						0.00		34.54
Chase - Credit Card - 1095						29,467.79		-2,955.41
Chase - Credit Card - 8131				34,265.18		-17,666.34	
Ramp Credit Card - 8104						19,088.38		20,879.82
2103 Current Liabilities:Shopify Capital Loan		82,469.44		-56,364.33		-15,399.16		-10,705.95
2104 Current Liabilities:Shopify Loan 2						92,660.00		-23,403.05
2302 Accrued Expenses		18,000.00		23,560.04		-4,898.00		-36,662.04
2303 Sales Tax Payable		3,132.43		3,526.34		-4,382.06		211.86
2304 Gift Card Liability		1,315.52		6,929.69		6,749.69		0.00
Current Liabilities:Advance Service Group Loan				93,006.32		285,704.90		-107,846.46
Current Liabilities:Chase - Business Line of Credit						118,808.48		9,470.02
Current Liabilities:Deferred Revenue		26,481.34		-26,481.34		26,963.76		-26,963.76
Current Liabilities:Ember Fund Working Capital				165,750.00		-165,750.00	
Current Liabilities:Intuit Loan				45,122.20		-45,122.20	
Current Liabilities:Loan Payable Clearco						6,324.68		-3,425.89
Current Liabilities:Loan Payable Wayflyer						131,273.70		-69,036.22
Other Current Liabilities				22,618.98		-22,618.98	
PayPal Working Capital		26,676.62		-20,282.55		-6,394.07	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	21,751.07	$	236,849.42	$	181,306.23	-$	335,800.30
Net cash provided by operating activities	-$	1,636,198.71	-$	760,553.00	-$	1,273,819.69	-$	374,956.01
INVESTING ACTIVITIES							
1803 Fixed Assets:Fixed Asset Computers				-2,419.03			
Fixed Assets:Digital Assets		-23,533.00					
Net cash provided by investing activities	-$	23,533.00	-$	2,419.03	$	0.00	$	0.00
FINANCING ACTIVITIES							
3000 SAFE Note (Consolidated)		1,110,000.00		577,022.68		1,738,333.33		75,000.00
Opening Balance Equity		0.00						11.21
Owner's Draw						-28,000.00	
Treasury Stock						-32,250.00	

WeFunder Investment				146,679.11			
Net cash provided by financing activities	$	1,110,000.00	$	723,701.79	$	1,678,083.33	$ 75,011.21
Net cash increase for period	-$	549,731.71	-$	39,270.24	$	404,263.64	-$ 299,944.80

Sunday, May 04, 2025 11:13:43 AM GMT-7

Total
-4,149,633.83
0.00
-213,228.84
6,186.72
428.51
15,941.76
312.54
0.00
0.00
477.85
-7,131.03
0.00
2,876.31
0.00
-5,405.77
-65.79
0.00
-171,936.35
-10,869.77
-64,601.52
0.00
-46,512.07
-344.10
11,766.70
6,066.42
-56,941.16

	-297.00
	3,249.10
	34.54
	26,512.38
	16,598.84
	39,968.20
	0.00
	69,256.95
	0.00
	2,488.57
	14,994.90
	270,864.76
	128,278.50
	0.00
	0.00
	0.00
	2,898.79
	62,237.48
	0.00
	0.00
$	**104,106.42**
-$	**4,045,527.41**
	-2,419.03
	-23,533.00
-$	**25,952.03**
	3,500,356.01
	11.21
	-28,000.00
	-32,250.00

		146,679.11
$		3,586,796.33
-$		484,683.11